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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)
                    Under the Securities Exchange Act of 1934



                                TEAM Mucho, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   87816D 10 2
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                                 (CUSIP Number)


                                S. Cash Nickerson
                            110 E. Wilson Bridge Road
                             Worthington, Ohio 43085
                                 (614) 848-3995
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 2, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box [ ]


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CUSIP No. 87816D 10 2
Page 2 of 4

1.       Names of Reporting Person:   S. Cash Nickerson
         S.S. or I.R.S. Identification No. of Above Persons (entities only): N/A

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [  ]
                  (b)      [  ]

3.       SEC Use Only

4.       Source of Funds:  N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  [  ]

6.       Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power:   2,196,637

8.       Shared Voting Power:   0  shares

9.       Sole Dispositive Power: 2,196,637

10.      Shared Dispositive Power:   0  shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 2,196,637

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [ ]

13.      Percent of Class Represented by Amount in Row (11): 26.9%

14.      Type of Reporting Person:  IN



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CUSIP No. 87816D 10 2
Page 3 of 4

ITEM 1.  Security and Issuer

         This statement relates to the common shares, no par value, of TEAM Mucho, Inc., an Ohio corporation (the "Issuer"), whose principal executive officers are S. Cash Nickerson, Jose Blanco and Kevin Costello, and whose executive offices are located at 110 E. Wilson Bridge Road, Worthington, Ohio 43085.

ITEM 2.  Identity and Background

          (a)  Name of Persons Filing: S. Cash Nickerson
          (b)  Address of Principal Business Office, or, if none, Residence: 110
               E. Wilson Bridge Road, Worthington, Ohio 43085
          (c)  Present occupation: Chairman and Chief Executive Officer of
               Issuer
          (d)  Criminal convictions: Not applicable
          (e)  Civil proceedings: Not applicable
          (f)  Citizenship: Mr. Nickerson is a United States Citizen

ITEM 3.  Source and Amount of Funds or Other Consideration

         Mr. Nickerson sold 138,363 shares of common stock at $2.75 per share.

ITEM 4.  Purpose of Transaction

         Mr. Nickerson sold the shares in a private transaction to Stonehenge Opportunity Fund LLC, a 10% shareholder in TMOS.

          (a)  Acquisition of additional shares: Not applicable
          (b)  Extraordinary corporate action: Not applicable
          (c)  Sale or transfer of material assets: Not applicable
          (d)  Any change in the board of directors: Not applicable.
          (e) Any material change in the capitalization of issuer: Not applicable
          (f)  Any other material change: Not applicable
          (g)  Changes in the issuer's articles or regulations: Not applicable
          (h)  Causing securities to be delisted: Not applicable
          (i)  Termination of registration : Not applicable
          (j)  Any other action: Not applicable

ITEM 5.  Interest in Securities of the Issuer

          (a)  Amount Beneficially Owned: 2,196,637 shares; Percent of Class:
               26.9%
          (b)  Number of Shares as to which such person has:
               (i)   Sole power to vote or to direct the vote: 2,196,637 shares
               (ii)  Shared power to vote or to direct the vote: 0
               (iii) Sole power to dispose or to direct the disposition of:
                     2,196,637 shares


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CUSIP No. 87816D 10 2
Page 4 of 4

               (iv) Shared power to dispose or to direct the disposition of: 0 shares
          (c)  Transactions effected by Mr. Nickerson: Not applicable
          (d)  Another's right to receive dividends: Not applicable
          (e)  Date ceased to be a 5% owner: Not applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

ITEM 7.  Material to Be Filed as Exhibits

                  None




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATED:  October 9, 2001                       /s/ Cash Nickerson
                                     ------------------------------------
                                               S. Cash Nickerson